[TOTAL LETTERHEAD]

November 29, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

By electronic file (“Edgar correspondence”) with paper courtesy copies.

Attention: Jill S. Davis

Re:	Total S.A.
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

Thank you for your comment letter dated November 16, 2006 relating to our Annual Report on Form 20-F for the year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to certain of your prior comments in your letter dated September 25, 2006. Set forth below are the responses of Total S.A. (the “Company”) to the comments included in the November 16, 2006 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text, and have provided the Company’s responses immediately following each numbered comment. We have noted your request to amend the 2005 Form 20-F, as appropriate, in response to your comments. As mentioned in our response letter dated October 25, 2006 and after careful consideration of the issues and our assessment of their materiality, we believe that the proposed revisions to the current disclosure in response to your comments, as presented herein, do not warrant filing an amendment to the 2005 Form 20-F at this time. Rather, we propose and undertake to incorporate, as appropriate, these revisions into our Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 Form 20-F”). In our responses below, you will find certain disclosure proposals for our 2006 Form 20-F, marked to indicate the additions and/or deletions to the current disclosure in the 2005 Form 20-F.

This letter has been prepared in consultation with KPMG Audit and Ernst & Young Audit, the Company’s auditors, and Sullivan & Cromwell LLP, our U.S. and French legal counsel.

RESPONSES TO COMMENTS

Financial Statements

Consolidated Statement of Cash Flows, page F-4

1.	We note your response to our prior comment number four. Please advise us of the nature of the costs you are presenting as “Exploration costs directly charged to expenses.” It is unclear whether these costs are geological/ geophysical costs, which under US GAAP are expensed as incurred, or if these costs relate to exploratory well costs that have been drilled and evaluated in the same period.

The nature of the costs presented as “Exploration costs directly charged to expenses” includes exploratory expenses arising in the period corresponding to dry drilling as well as costs such as preliminary studies, geological, geophysical and seismic studies. The Company classifies these costs as additions to cash flows used in investing activities as they are an integral part of the Company’s upstream investing activities.

We believe that expensing geological/geophysical costs as incurred does not preclude their classification as cash flows used in investing activities based on the wording of IAS 7 §14 and IAS 7 §16 which state, respectively:

“Some transactions, such as the sale of an item of plant, may give rise to a gain or loss which is included in the determination of profit or loss. However, the cash flows relating to such transactions are cash flows from investing activities.”

“The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows.”

2.	Please consider modifying your description of these exploratory costs in your cash flow statement presentation, to more clearly indicate their nature to avoid investor confusion.

We note your comment and propose to change the wording of the cash flow statement presentation in our 2006 Form 20-F as follows:

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant, and equipment additions (including capitalized exploration costs)

~~Exploration costs directly charged to expenses~~

Exploration costs not capitalized

Furthermore we propose to modify our accounting policy disclosure, which currently appears in Note 1, paragraph.G(i) on page F-9 and which also includes the modifications in response to your prior comment number seven, to read as follows in our 2006

Form 20-F:

“(i) Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes, are expensed as incurred.

Exploration leasehold acquisition costs are capitalized as intangible assets when acquired. Leasehold rights are tested for impairment on a regular basis, property-by-property, on the basis of the results of the exploratory activity and management’s evaluation.

In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.

Exploratory wells are accounted for and individually tested for impairment as follows:

•	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.

•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made.

•	The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

All exploration costs are presented within the investing section of the consolidated statement of cash flows as they are an integral part of the Company’s upstream investing activities.”

Note 1 – Accounting Policies

E. Income Taxes, page F-8

3.	We note your response to our prior comment number six. Please expand your accounting policy as previously requested to clarify your policy regarding such matters, to enhance investor understanding.

Please see our response to your comment number four below.

4.	As previously requested in prior comment six, please also address similarly your policy regarding financing leases.

We note your comments number three and four and propose to expand our accounting policy disclosure which currently appears in Note 1, paragraph E “Income taxes” on page F-8, to read as follows in our 2006 Form 20-F:

“E. Income taxes

Income taxes disclosed in the income statement include the current tax expenses (income) and the deferred tax expenses (income).

The Group uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carry forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or officially proposed at the balance sheet date. The tax rates used depend on the maturity of renewal of temporary differences, tax losses and other tax credits. The effect of the change in tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in Note 1, paragraph P “Asset retirement obligations” and in Note 1, paragraph J “Leases”. Deferred income taxes on temporary differences resulting from the difference between the carrying value and taxable basis of such assets and liabilities are recognized.

Deferred income tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred income tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).

Taxes paid on the Upstream Production are included in operating expenses, including those related to historical concessions held by the Group in the Middle East producing countries.”

*        *        *

Please direct any questions or comments regarding the above to the undersigned at (011)331.4744.4361 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Robert Castaigne
Robert Castaigne

cc:	Kevin Stertzel
(Securities and Exchange Commission)

Dominique Bonsergent
Thierry Reveau de Cyrières
(Total S.A.)

Philippe Diu
(Ernst & Young Audit)

Jacques-Francois Lethu
(KPMG Audit)

Richard G. Asthalter
Lucas H. Carsley
(Sullivan & Cromwell LLP)